Filed Pursuant to Rule 433

Dated December 6, 2012

Registration Statement No. 333-166190

Supplementing Preliminary Prospectus Supplement Dated December 6, 2012 and

Prospectus April 20, 2010

PVH CORP.

4.500% Senior Notes due 2022

December 6, 2012

Pricing Supplement

Pricing Supplement dated December 6, 2012 to the Preliminary Prospectus Supplement dated December 6, 2012 of PVH Corp. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	PVH Corp.
Principal Amount:	$700,000,000
Security Type:	Senior Notes
Legal Format:	SEC Registered
Settlement Date:

December 20, 2012

Purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their delivery hereunder should consult their advisors.

Maturity Date:	December 15, 2022
Issue Price:	100.000% of principal amount
Coupon:	4.500%
Benchmark Treasury:	1.625% due November 15, 2022
Spread to Benchmark Treasury:	293 basis points
Treasury Strike:	1.567%
Yield to Maturity:	4.500%
Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing on June 15, 2013
Record Dates:	June 1 and December 1
Change of Control:	Upon the occurrence of certain change of control events, each holder may require PVH to repurchase all or a portion of such holder’s notes at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest, if any, to but not including, the date of purchase.
Optional Redemption:

Prior to December 15, 2015, up to 35% of the aggregate principal amount of the notes originally issued at a redemption price of 104.500%, plus accrued and unpaid interest, if any, to, but not including, the redemption date, with the net cash proceeds of one or more Equity Offerings.

On or after December 15, 2017, at the following redemption prices, plus accrued and unpaid interest, if any, to, but not including, the redemption date:

Period	Redemption price of notes
2017	102.250%
2018	101.500%
2019	100.750%
2020 and thereafter	100.000%

Make-Whole Redemption:	At any time prior to December 15, 2017, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus the greater of 1.0% of the principal amount thereof and a discount rate of Treasury plus 50 basis points plus accrued and unpaid interest, if any, to, but not including, the redemption date.
Special Mandatory Redemption:	If (x) consummation of the Warnaco acquisition does not occur on or before August 20, 2013 or (y) PVH notifies the trustee that it has abandoned or terminated the merger agreement or that we have determined that the consummation of the Warnaco Acquisition will not occur on or before August 20, 2013, PVH will be required to redeem all and not less than all of the notes then outstanding at a redemption price equal to 100% of the aggregate principal amount of the notes plus accrued and unpaid interest to, but not including, the redemption date.
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.
Joint Bookrunners:	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC RBC Capital Markets, LLC
Co-Managers:

Credit Agricole Securities (USA) Inc

HSBC Securities (USA) Inc

RBS Securities Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Capital Markets Limited

SunTrust Robinson Humphrey, Inc

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

CUSIP/ISIN:	693656 AA8 / US693656AA80

Additional Changes from the Preliminary Prospectus Supplement

As a result of the change in the size of the offering, the Use of Proceeds table set forth on pages S-14 and S-32 of the Preliminary Prospectus Supplement will be revised as follows. The corresponding footnotes to the Use of Proceeds table will be modified accordingly:

($ in millions)
Source of Funds		Use of Funds
New Term Loan A (1)	$1,200	Estimated merger consideration (3),(4)	$3,015
New Term Loan B (2)	1,875	Refinance PVH debt (5)	1,162
Notes offered hereby	700	Refinance Warnaco debt (5),(6)	255
Stock Consideration (3)	886	Estimated fees and expenses (7)	181
		Cash on balance sheet	48

Total Sources	$4,661	Total Uses	$4,661

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Barclays Capital Inc., by calling 1-888-603-5847 or barclaysprospectus@broadridge.com.